Exhibit 99.2

PROXY PROXY PROXY FOR THE 2026 SECOND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED TO BE HELD AT 9:00 A.M. SEPTEMBER 9, 2026, EASTERN TIME (9:00 P.M. SEPTEMBER 9, 2026, HONG KONG Time) This Proxy is Solicited on Behalf of the Board of Directors The undersigned shareholder of Creative Global Technology Holdings Limited, a Cayman Islands company (“CGTL”), hereby appoints Hei Tung (“Angel”) Siu (the “Proxy”) with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all ordinary shares, par value 0 . 00015 per share, of (the “Ordinary Shares”), which the undersigned may be entitled to vote at the 2026 Second Extraordinary General Meeting of shareholders of CGTL to be held on September 9 , 2026 at 9 : 00 a . m . , Eastern Time ( 9 : 00 p . m . , September 9 , 2026 , Hong Kong Time) and at any adjournments or postponements thereof . CGTL will be holding the 2026 Second Extraordinary General Meeting via teleconference using the following dial - in information : 1 - 877 - 270 - 2148 US Toll Free 1 - 412 - 902 - 6510 International Toll Such Ordinary Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’ discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the enclosed proxy statement/prospectus and revokes all prior proxies for said meeting. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH PROPOSAL. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY. PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE CONTINUED ON THE REVERSE SIDE EVERY SHAREHOLDER’S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY! THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY: 1 . By Phone : Call Okapi Partners toll - free at : (844) 202 - 7428 to vote with a live proxy services representative . Representatives are available to take your vote or to answer any questions Monday through Friday 9 : 00 AM to 8 : 00 PM (EST) . SHARES: Note : Please sign exactly as your name or names appear on this proxy . When Ordinary Shares are held jointly, each holder should sign . When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such . If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such . If the signer is a partnership, please sign in partnership name by authorized person . Signature(s) (Title(s), if applicable) Date CONTROL #: 2. OR By Internet: Refer to your proxy card for the control number and go to: https://www.okapivote.com/CGTL2026SVote and follow the simple on - screen instructions. OR 3. By Mail: Sign, Date, and Return this proxy card using the enclosed postage - paid envelope. If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on September 9, 2026

INSTRUCTIONS: TO VOTE, MARK BOXES BELOW IN BLUE OR BLACK INK AS SHOWN HERE: ٩ ABSTAIN AGAINST FOR ᴈ ᴈ ᴈ By a special resolution that the fourth amended and restated memorandum and articles of association of the Company, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 25 , 2026 be and is hereby approved and adopted, in substitution for, and to the exclusion of, the Company's existing third amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution (the "Adoption of the 4 th AR M&A"), in order to : (a) amend the provisions under the section titled Written Resolutions under the Company's existing third amended and restated memorandum and articles of association (b) provide for an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve - outs set out therein, against the Company ; and (c) reflect the current authorized share capital of the Company, being US $ 900 , 000 divided into 5 , 700 , 000 , 000 Class A Ordinary Shares of US $ 0 . 00015 par value each and 300 , 000 , 000 Class B Ordinary Shares of US $ 0 . 00015 par value each (the “Adoption of the 4 th AR M&A Proposal” or “Proposal No . 1 ”) . 1. ᴈ ᴈ ᴈ By an ordinary resolution that with respect to the matters duly approved under these resolutions at the 2026 Second EGM : (a)any one or more directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Adoption of the 4 th AR M&A and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions ; and (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions . (the “General Authorization Proposal” or "Proposal No . 2 ") . 2. ᴈ ᴈ ᴈ By an ordinary resolution that the chairman of the 2026 Second EGM be and is hereby authorized to adjourn the 2026 Second EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Proposal Two above at the 2026 Second EGM (the “Adjournment Proposal” or “Proposal No . 3 ”) . 3. IN HER DISCRETION THE PROXY IS AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2026 SECOND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF . This proxy is revocable and the undersigned may revoke it at any time prior to the 2026 Second Extraordinary General Meeting of Shareholders by giving written notice of such revocation to the Secretary of the Company prior to the 2026 Second Extraordinary General Meeting of Shareholders or by filing with the Secretary of the Company prior to the 2026 Second Extraordinary General Meeting of Shareholders a later - dated proxy . Should the undersigned be present and want to vote in person at the 2026 Second Extraordinary General Meeting of Shareholders, or at any postponement or adjournment thereof, the undersigned may revoke this proxy by giving written notice of such revocation to the Secretary of the Company on a form provided at the 2026 Second Extraordinary General Meeting of Shareholders . PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE CONTINUED ON THE REVERSE SIDE IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2026 THE PROXY STATEMENT AND THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS FOR THIS MEETING ARE AVAILABLE AT: WWW.OKAPIVOTE.COM/CGTL2026SVOTE THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS NO. 1, NO. 2, AND NO. 3.